SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 07, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 7, 2007

TAM receives new Airbus A320

Company receives eleventh aircraft this year

São Paulo, May 7, 2007 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) last weekend received a new Airbus A320 aircraft. This is the 11th aircraft received this year by the Company – eight aircraft from the Airbus A320/319 family and three MD-11. With the new aircraft, TAM’s fleet now operates 82 Airbus models – 15 A319, 57 A320, and 10 A330.

The Company redelivered another aircraft Fokker-100. According to TAM’s fleet planning all Fokker-100 operated by the Company will be gradually substituted by Airbus A319/320 aircraft until the end of 2008. With the redeliveries and the new A320, TAM’s total fleet keeps 102 aircraft (82 Airbus, 17 F-100 and 3 MD-11). TAM expects its fleet to have 109 airplanes at the end of 2007.

TAM’s strategic plan foresees the total incorporation of 29 aircraft this year (11 already received). Some of them will replace 11 F-100s that will be redelivered through the end of 2007. With these changes in TAM’s fleet mix, the supply (ASK) increase will be higher than the fleet increase because the A319 and A320 have 144 and 174 seats, respectively, while the F-100 can only transport up to 108 passengers. TAM’s guidance for 2007 foresees 30% ASK growth in the domestic market and 60% - 70% ASK growth in the international market.

The aircraft is part of contracts that foresee the further acquisition of 54 Airbus aircraft to be delivered by 2010. Contracts include the option of an additional 20 aircraft. TAM’s releases acquisition of four new Boeing 777-300ERs expected in 2008 in accordance with contract terms, which also includes an additional four options. TAM’s strategic plan foresees an operational fleet of 132 Airbus aircraft by the end of 2010.

The new A320 aircraft will fly domestic and South America routes, following the increase in demand observed. According to ANAC (Agência Nacional de Aviação Civil); the Brazilian authority, the domestic market increased 12.1% in the 1Q07. During the same period, year-on-year, TAM increased 24.1%.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 62.9% international market share at the end of March 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

-1/1-

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.